Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

19 September 2003

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

dlw 9/29

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Update on Mangga -1

Mangga -1 which is located approximately five kilometres west of the Anggur -3 well in the Sampang PSC offshore East Java, Indonesia, is expected to spud around 26 September 2003. The Sampang PSC contains the Oyong oil and gas discovery.

Mangga -1 will test the Mundu Formation, which contains oil and gas in Oyong, within a four way dip closure, approximately 110 metres updip of gas shows in the Anggur -3 well.

Mangga is assessed to have the potential to contain approximately 110 billion cubic feet of recoverable gas (P_{50} case) up to a high side case of approximately 320 billion cubic feet of recoverable gas.

Participants in the Sampang PSC are :

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Coastal Indonesia Sampang Ltd (El Paso)	40%

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Location map attached.

Robert J Coppin
Chief Executive Officer

19 September 2003

SAMPANG PSC – LOCATION MAP

Cue Energy Resources Limited



112°30'E
113°00'E
113°30'E
7°00'S
7°30'S
9 200 000mN
700 000mE
750 000mE
N
Java Sea
KE Field
Madura
Arosbaya-1
Gunung Geger Outcrop
Geger-1
Lerpak-1
Lerpak Field
Konang-1
Konang-2
Jambu-1
Pakaan-1st
Bangkalan
Gresik
Sekarkorong Field
Bogomiring Field
Sumberlantang-1
Amih lancak-1
Tanjung-001
Bujur Tenjah-1
Bujur Tumur-1
Durbuk-1
Kocodu Barat-1
Prancak-1
Mandala-1
Gunung Kembar-1
Soemerep-1
Sumenep
Sebaya-1
Ketegeneh-1
Ketegeneh Field
Puteran
Mangga
Gigir-1
Sampang PSC
Sampang
Pamekasan
Camplong-1
Gulgul-1
Genteng
MW-1
Surabaya
Kruka Field
Lidah Field
Gunung-1
Kuti Field
Palungan-1/1B
Kerawai
KE-11A
SSK2
Bakung
Anggur Utara-1
Anggur-3
Anggur-2
Anggur-1
Dukuh
KE-11E
Persik
Kentang
-1
-3
-2
Wortel
Pare
Rambat
MS1-1
BD-2
BD-1st3
BD Field
Jalar
Raja
Gurila
Herbras
Paus
Ubur-Ubur
Puteri Laut
Madura Offshore PSC
Maleo Field
CD-1
XX-1st
MDB-1
Sidoarjo
Wunut Field
KE-11C
Enau
KE-11HA
Flamboyan
KE-11G
28" Diameter Pipeline
0
20
KILOMETRES
Pasuruan
Madura Strait
Grati
Probolinggo
Besuki
Java
MALAYSIA
Sumatra
INDONESIA
Java
Location
LEGEND
Oil Field
Gas Field
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play

Source Santos Ltd